Exhibit 12.1

Summit Properties Inc.
Calculation of Ratio of Earnings to Fixed Charges
Six Months Ended June 30, 2004

Income before minority interest of unitholders in Operating Partnership	$ 18,421
Interest:
Expense incurred	14,619
Amortization of deferred financing costs	668
Rental fixed charges	46

Total	$ 33,754

Fixed charges:
Interest expense	$ 14,619
Interest capitalized	5,045
Dividends to preferred unitholders in operating parthership	2,406
Rental fixed charges	46
Amortization of deferred financing costs	668

Total	$ 22,784

Ratio of earnings to fixed charges	1.5